UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

L-1 IDENTITY SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE, $0.001 PER SHARE

(Title of Class of Securities)

50212A 10 6

(CUSIP Number)

John Ritzert

Ritzert & Leyton

11350 Random Hills Road

Suite 400

Fairfax, VA 22030-7421

(703) 934-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

AUGUST 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO.

Buddy G. Beck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

2,305,003
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

2,305,003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,305,003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

IN

(1)	Buddy G. Beck expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by Buddy G. Beck.

This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006 by Buddy G. Beck and relates to shares (“Shares”) of common stock, $0.001 par value per share (“L-1 Common Stock”), of L-1 Identity Solutions, Inc. (f/k/a Viisage Technology, Inc. (“Viisage”)), a Delaware corporation (“L-1”). The principal offices of L-1 are located at 177 Broad Street, Stamford, CT 06901.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended as follows:

The merger of Viisage and Identix Incorporated (“Identix”) was consummated on August 29, 2006. Upon consummation of the merger, Viisage changed its name to L-1 Identity Solutions, Inc.

At the effective time of the merger, each issued and outstanding share of Identix common stock was converted into the right to receive 0.473 newly issued shares of Viisage common stock. As a result of the issuance of Shares of Viisage common stock to Identix shareholders in the merger, Mr. Beck’s beneficial ownership of outstanding shares of L-1 Common Stock has fallen below 5%.

On July 21, 2006, Mr. Beck received from Viisage 2,323 shares of Viisage common stock and fully vested and currently exercisable options to acquire 2,500 shares of Viisage common stock at an exercise price of $16.14 per share. On August 29, 2006, Mr. Beck received from L-1 fully vested and currently exercisable options to acquire 2,500 shares of L-1 Common Stock at an exercise price of $14.92 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended as follows:

(a) Mr. Beck is the beneficial owner of 1,892,003 Shares which he owns outright and 13,000 Shares issuable pursuant to stock options exercisable within 60 days of August 29, 2006. In addition, as co-trustee with his spouse, Charlotte V. Beck, Mr. Beck may be deemed to be the beneficial owner of the 200,000 Shares held by the Beck Charitable Trust. Mr. Beck is also a co-trustee, with Edward Cacciapaglia, of the Beck Annuity Trust and, as a result, he may be deemed to be the beneficial owner of the 200,000 Shares held by the Beck Annuity Trust. The 2,305,003 Shares represent approximately 3.2% of the total number of Shares outstanding upon consummation of the merger, which is 71,625,497, and assuming the exercise of all of Mr. Beck’s stock options exercisable within 60 days of August 29, 2006.

(b) Mr. Beck may be deemed to have shared voting power with his co-trustees to vote or direct the voting and to dispose or direct the disposition of the 200,000 Shares held by the Beck Charitable Trust and the 200,000 Shares held by the Beck Annuity Trust.

(c) Other than as a result of the Merger described above, not applicable.

(d) As a Director of L-1, Mr. Beck may have influence over the corporate activities of L-1, including the declaration of dividends on the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 is hereby amended as follows:

Other than as described in this Schedule 13D, to Mr. Beck’s knowledge, there are no contracts, arrangements, understandings or relationships between Mr. Beck and any person with respect to any securities of L-1, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 29, 2006

By:	/s/ Buddy G. Beck
Buddy G. Beck